Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 11, 2009

FREQUENTLY ASKED QUESTIONS

About iPath® Exchange Traded Notes

An investment in iPath ETNs involves risks, including possible loss of principal. For details, please see the risk factors in the applicable offering documents and/or documents incorporated by reference to such documents.

IPATH® EXCHANGE TRADED NOTES

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (“iPath ETNs”) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access the returns of market benchmarks or strategies. iPath ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on exchange. Like an index fund, they are linked to the return of a benchmark index.

TABLE 1 Key characteristics of iPath ETNS

Provide Access	Make difficult-to-access markets easier to invest in.

Market and Issuer Risk	Investors may receive less than the principal amount of investment upon liquidation.

Institutional size Redemption	Can redeem a large block of securities directly with Barclays Bank PLC.

Index Tracking	Designed to track the performance of an underlying index less an investor fee.

Transparent	Elimination of tracking errors and rebalancing risk.

Daily Exchange Liquidity	Flexibility to buy and sell ETNs at anytime during exchanges’ trading hours.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient exposure to the returns of market benchmarks, less investor fees1, while maintaining the ease of trading similar to an equity. The iPath ETN structure is designed to allow investors cost-effective exposure to investments in previously expensive or difficult-to-reach market sectors or strategies.

Where can I buy iPath ETNs?

iPath ETNs are listed on major exchanges. Investors may buy the iPath ETNs through any local brokerages similar to other publicly traded securities.

What is the minimum trade size for iPath ETNs?

The minimum trade size for iPath ETNs is 1 board lot for most major exchanges. The board lot size may vary across different exchanges. Please refer to the relevant offering documents for full product description.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

1)	Sell in the secondary market during exchange trading hours via any local brokerage.

2)

Redeem a large block of securities, directly with the issuer, Barclays Bank PLC, subject to the terms and procedures described in the relevant offering documents[2]. A redemption charge may apply for certain iPath ETNs.

[1]

The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable offering documents at www.iPathAsia.com.

[2]

The issuer may from time to time, in its sole discretion, reduce in part or in whole, the minimum redemption amount. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

IPATH® EXCHANGE TRADED NOTES

3)	Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times the applicable index factor on the final valuation date minus the applicable investor fee on the final valuation date.

What underlyings are iPath ETNs linked to?

iPath ETNs are linked to indexes across various asset classes such as commodities, equities, emerging markets and foreign exchange.

Do the iPath ETNs currently available offer any guarantee of return of principal?

No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fee. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available make interest payments?

No.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC3.

Who is the issuer?

Barclays Bank PLC. Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays Bank PLC, please visit our website www.barclays.com.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of an index, less investor fee.

Are iPath ETNs linked to commodity indices regulated by Commodity Futures Trading Commission (“CFTC”)?

No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by CFTC; however, futures contracts underlying the relevant market index may be regulated by CFTC.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have a NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the indicative value of each iPath ETN is calculated and published on the www.iPathAsia.com.

Do iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indexes

[3]	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organisation, which may have an adverse effect on the market price or marketability of the iPath ETNs.

IPATH® EXCHANGE TRADED NOTES

underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, to be redeemed directly with Barclays Bank PLC for the redemption value, as described in the applicable offering documents. The historical daily indicative value is published each day at www.iPathAsia.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

What is the redemption charge?

The redemption charge is one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

TABLE 2 Differences and similarities between ETNs, Exchange Traded Funds (ETFs), and Mutual Funds (Unit Trusts)

	ETNs	ETFs	Mutual Funds (Unit Trusts)
Market Risk	✓	✓	✓

Credit Risk of Issuer	✓

Intraday Exchange Liquidity	✓	✓

Block Redemption/Creation	✓	✓	✓

Short Sell/Stock Borrow	✓	✓

Tracking Error		✓	✓

Transparency	✓	✓

IMPORTANT INFORMATION

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the offering documents and documents incorporated by reference to such documents.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the offering documents and other documents Barclays Bank PLC has fi led with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathAsia.com (for investors of the iPath ETNs in Singapore) or EDGAR on the SEC website at www.sec.gov (for investors of the iPath ETNs in the U.S.). Alternatively, Barclays Bank PLC will arrange to send you the offering documents if you request them by calling +65 6308 3888 (for investors of the iPath ETNs in Singapore) or emailing info.iPathAsia@barclayscapital.com (for investors of the iPath ETNs in Singapore), or by calling toll free 1-877-76-IPATH (for investors of the iPath ETNs in the U.S.) or investors of the iPath ETNs in the U.S. may request from any other dealer participating in the offering.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. iPath ETNs are riskier than ordinary unsecured debt securities and you may lose some or all of your principal. Risks of investing in the iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

Investors of the iPath ETNs in Singapore should also be aware of the risks relating to trading of the iPath ETNs on the SGX-ST, exchange rate risks and the difficulties in enforcing foreign judgments against Barclays Bank PLC and its management. Further, the return on an investment in the iPath ETNs will be affected by charges incurred by the investors of the iPath ETNs in Singapore. For a description of these risk factors, please see “Risk Factors” in the relevant Singapore Introductory Document.

iPath ETNs may be sold during trading hours on the relevant securities exchange. There are restrictions on the minimum number of iPath ETNs you may redeem directly with the issuer as specified in the applicable offering documents. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of iPath ETNs. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital, the investment banking division of Barclays Bank PLC, and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE

08 Dec 09